UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 26, 2023

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

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Press release

Paris, 26 July 2023

Financial information at 30 June 2023

Accelerating first-half revenue and EBITDAaL growth confirms achievement of 2023 targets on track

In millions of euros	2Q 2023	change comparable basis	change historical basis	6M 2023	change comparable basis	change historical basis
Revenues	10,926	2.6%	2.0%	21,545	2.0%	1.2%
EBITDAaL	3,305	1.0%	(0.2)%	5,895	0.8%	(0.6)%
Operating Income				2,142	(11.2)%	(11.5)%
Consolidated net income				1,088		(25.8)%
eCAPEX (excluding licenses)	1,661	(6.4)%	(7.9)%	3,154	(5.7)%	(7.6)%
EBITDAaL - eCAPEX	1,644	9.8%	8.9%	2,741	9.5%	8.7%
Organic cash-flow (telecom activities)				1,477		2.2%

As from June 2023, the Orange group’s consolidated financial statements include Orange Belgium’s majority stake in telecommunication operator VOO SA.[1]

Accelerated revenue growth in the second quarter of 2023[2] reflected the initial results of the value strategy, which will come to full fruition in the second half of 2023:

•  Orange group revenues climbed 2.6% in the second quarter of 2023 (2Q) and 2.0% in the first half of 2023 (1H).

•  Accelerated revenue growth in the quarter was driven by the performance of retail services[3], which benefited from price increases. Retail services rose 4.3% in 2Q (+3.6% in 1H) and more than offset the continued decline in revenues from wholesale services, which fell 4.1% in 2Q (-5.9% in 1H). Equipment sales again recorded strong growth in 2Q with an 8% increase (+8.8% in 1H).

•  France decreased 1.3% in 2Q (-1.5% in 1H), with the accelerated growth in retail services of 3.4% excluding PSTN unable to offset the anticipated decline in wholesale services revenues. Recent price increases will, however, yield results in the second half of the year.

•  Europe grew 2.7% in 2Q (+3.3% in 1H), driven by Spain, which confirmed its recovery with an increase of 2.1%, and solid performances from Poland (+5.5%) and Belgium & Luxembourg (+3.0%).

•  Africa & Middle East continued to post very strong growth rising 12.0% in 2Q (+10.5% in 1H) with double-digit increases across all growth engines (mobile data, fixed broadband, Orange Money, B2B).

•  The Enterprise sector grew 2.4% in 2Q (+0.8% in 1H) as a result of revenues from IT & Integration services and Mobile, which more than offset the structural decline in the Voice and Data legacy businesses.

•  In terms of commercial performance[4], the Group maintained its leadership position in convergence, with 11.6 million convergent customers Group-wide (+0.8%), as well as its commercial momentum on mobile contracts and very high-speed fixed broadband accesses. Mobile services had 246.2 million accesses (+4.4%), including 97.4 million contracts (+8.1%). Fixed services totaled 44.6 million accesses (-2.8%), including 15.1 million very high-speed broadband accesses, an area that continued to grow strongly (+14.0%). Fixed narrowband accesses remained structurally in decline (-14.4%).

Growth in EBITDAaL demonstrated the Group’s ability to reduce inflationary pressure, thanks to its value strategy and strict cost discipline.

•  EBITDAaL rose 1.0% in 2Q, leading to 1H growth of 0.8%, due to the excellent performance of Africa & Middle East (+12.0%) and solid results for Europe (+7.1%) driven by the recovery in Spain (+11.0%). This performance more than offset both the decline in the Enterprise segment (-16.7%), which in this first year of recovery showed an improving trend compared to the first half of 2022 (+9 points), as well as the decline in France (-5.1%), which was hit, as expected, by the peak in inflation (particularly energy costs) without yet fully benefiting from recent price increases. The Group continued its efforts to control costs, achieving net savings at 30 June 2023 of 175 million euros which represents nearly 30% of its target of 600 million euros by 2025, on a defined cost base of 11.8 billion euros at the end of 2022.

Group operating income totaled 2,142 million euros in the first half of 2023, down 11.2%. This decline was largely due to an additional provision of 257 million euros related to the "part-time for seniors" plans in France in order to take into account pension reforms enacted in France in April 2023.

Consolidated net income was 1,088 million euros in the first half of 2023, a decline of 378 million euros on an historical basis, primarily due to changes in operating income.

eCAPEX was 3,154 million euros in the first half of 2023, a year-on-year reduction of 6.4% in 2Q and 5.7% in 1H, in line with objective of a substantial reduction for the year as a whole. At 30 June 2023, Orange had 68.3 million households connectable to FTTH worldwide (up 12.6% year on year), while the FTTH customer base reached 14.6 million (+14.4%).

Organic cash-flow from telecom activities at 30 June 2023 amounted to 1,477 million euros (+2.2%), in line with the target of at least 3.5 billion euros by year end, given the seasonal nature of the business.

Net debt increased by 1,976 million euros compared with 31 December 2022, largely due to the acquisition of VOO. The ratio of net financial debt to EBITDAaL from telecom activities increased to 2.09x at 30 June 2023, remaining in line with the medium-term target of approximately 2x.

In the first half of 2023, Orange continued to further its commitments to digital inclusion, the circular economy and the environment. In particular, by the end of June 2023, the Group had already reached its target of reducing Scope 1 & 2 carbon emissions by 30% compared with 2015 (ahead of the initial 2025 deadline) due to the acceleration in the proportion of renewable energy in its energy mix (notably via Power Purchase Agreements or PPAs and efforts to install solar power systems at sites). The next steps towards the Group’s goal to achieve Net Zero Carbon by 2040 are to have reduced Scope 3 emissions by 14% in 2025 compared with 2018 and to have reduced emissions across all three scopes by 45% in 2030 compared with 2020.

The Group reconfirms its financial targets, in particular those for 2023[5], as presented at the Capital Market Day on 16 February:

•  Slight growth in EBITDAaL

•  Significant reduction in eCAPEX

•  Organic cash-flow from telecom activities of at least 3.5 billion euros

•  Net debt/EBITDAaL ratio for telecom activities unchanged at around 2x in the medium term

Orange will make an interim dividend cash payment for 2023 of 0.30 euros on 6 December 2023.

A dividend of 0.72 euros per share for 2023 will be proposed to the Annual Shareholders Meeting in 2024.

Commenting on the publication of these results, Christel Heydemann, Chief Executive Officer of the Orange group, said:

"Our first-half results are in line with our objectives for 2023. They confirm the relevance of the implementation process initiated in the context of our 'Lead the Future' strategic plan and provide confidence for the achievement of our 2025 objectives.

In Europe and in France, our quarterly results in retail services show the positive momentum of our value strategy, underpinned by price increases the benefits of which in France will be fully visible in the second half of the year. We can also confirm the continuing recovery in Spain, where EBITDAaL rose by 11% in this first half.

The excellent performance in Africa and the Middle East is down to our investments in the network, the satisfaction of our customers and the very strong rebound of Orange Money.

These results offset those of Orange Business, whose EBITDAaL was still sharply lower despite a 2.4% increase in revenues in the second quarter. Our teams are fully focused on executing our transformation plan there.

I would like to express my sincere thanks for the work of all the Group's teams who dedicate themselves daily to the achievement of our objectives. Together we’re transforming and building the Orange Group of tomorrow, ensuring its sustainability and its competitiveness with agility and confidence."

________________________________________________________________________________

The Board of Directors of Orange SA met on 25 July 2023 to review the consolidated financial results at 30 June 2023.

More detailed information on the Group’s financial results and performance indicators is available on the Orange website www.orange.com/en/consolidated-results.

Changes in the asset portfolio

Consolidation of VOO by Orange Belgium

Orange Belgium closed the acquisition of a 75% majority stake minus one share in telecommunications operator VOO SA (the remaining 25% plus one share being held by Nethys). The inclusion of VOO in the Group’s consolidated financial statements as from June 2023 does not imply any change to the Group’s financial targets. VOO’s commercial data (customer base, ARPO, etc.) have not yet been included in the Group’s 1H publications.

Conclusion of the Orange Bank strategic review and entry into exclusive negotiations with BNP Paribas

At the end of June, as part of a strategic review launched several months ago, Orange announced its intention to gradually withdraw Orange Bank from the retail banking market in France and Spain. To that end, it entered into exclusive negotiations with BNP Paribas to define a referral partnership for the Orange Bank customer portfolio in France and terms for a takeover of Orange Bank activities in Spain (Orange Bank Africa is not affected). This operation will not impact the Group’s 2023-2025 financial trajectory.

Joint venture with Masmovil

The European Commission’s analysis of the planned joint venture with Masmovil in Spain led to the opening of Phase II in April. The Orange group is confident of approval which will enable the transaction to be finalized by the end of 2023.

Review by operating segment

France

In millions of euros	2Q 2023	change comparable basis	change historical basis	6M 2023	change comparable basis	change historical basis
Revenues	4,384	(1.3)%	(1.3)%	8,691	(1.5)%	(1.5)%
Retail services (B2C+B2B)	2,789	2.0%	2.0%	5,539	1.3%	1.3%
Convergence	1,255	4.4%	4.4%	2,493	3.6%	3.6%
Mobile-only	599	2.8%	2.8%	1,182	2.4%	2.4%
Fixed-only	935	(1.4)%	(1.4)%	1,865	(2.2)%	(2.2)%
Wholesale	1,157	(8.1)%	(8.2)%	2,257	(7.9)%	(8.1)%
Equipment sales	277	3.6%	3.6%	584	5.7%	5.7%
Other revenues	161	(11.2)%	(10.5)%	310	(12.7)%	(12.1)%
EBITDAaL				2,859	(5.1)%	(5.8)%
EBITDAaL / Revenues				32.9%	(1.2 pt)	(1.5 pt)
Operating Income				1,186	(19.3)%	(17.4)%
eCAPEX				1,429	(13.5)%	(14.6)%
eCAPEX / Revenues				16.4%	(2.3 pt)	(2.5 pt)

First-half growth of 5% in EBITDAaL - eCAPEX

France’s revenues stood at 4,384 million euros, a decline of 1.3% in the second quarter of 2023 compared with the second quarter of 2022 (-57 million euros). This was due to the expected decline in wholesale (-102 million euros or -8.1%) that was partially offset by acceleration in the growth of retail services (+56 million euros).

Excluding PSTN, revenues from retail services climbed 3.4% in the second quarter (after rising 2.1% in the first quarter) and will continue their sequential acceleration over the rest of the year with the impact of the recent base price increases only fully materializing in the second half of the year, the same as with the recent launch of 5G on Sosh. The Group’s disciplined strategy, balancing volume and value, has resulted in a stabilization (+0.3 pts year on year) of the mobile churn rate at the low level of 10.8%, and an increase in all ARPOs, particularly convergent ARPO, which exceeds 73 euros (a 3.6% rise in one year).

In the second quarter, net additions totaled +29,000 for mobile[6] (versus +3,000 in the first quarter) and -33,000 for fixed (versus -21,000 in the first quarter), which included +250,000 for fiber (versus +287,000 in the first quarter).

Lastly, revenues from equipment sales were up 3.6% in the second quarter and up 5.7% in the first half, largely as a result of sales of higher-value mobile handsets.

EBITDAaL decreased 5.1% in the first half, mainly reflecting the elevated energy prices in 2023 (which account for 2/3 of this decline), as well as the anticipated decline in wholesale, with the positive impact of recent price increases limited to just two months of the first half. In the second half, the trend will improve significantly, despite persistent adverse effects, due to the full positive impact of price increases.

In all, the "EBITDAaL minus eCAPEX" cash flow for France increased 5% year on year in the first half, thanks to the sharp reduction in eCAPEX (-13.5%) in line with the medium-term trajectory.

Europe

In millions of euros	2Q 2023	change comparable basis	change historical basis	6M 2023	change comparable basis	change historical basis
Revenues	2,808	2.7%	4.9%	5,546	3.3%	4.1%
Retail services (B2C+B2B)	1,922	4.2%	4.9%	3,791	3.9%	4.1%
Convergence	740	5.2%	5.5%	1,466	4.7%	4.7%
Mobile-only	731	2.0%	2.4%	1,449	2.5%	2.5%
Fixed-only	306	(0.3)%	0.5%	614	(0.0)%	0.1%
IT & Integration services	145	24.4%	29.3%	262	19.2%	22.1%
Wholesale	416	(6.7)%	(6.6)%	814	(7.1)%	(7.2)%
Equipment sales	396	11.1%	11.6%	822	14.3%	14.3%
Other revenues	74	(15.8)%	63.9%	120	(6.2)%	37.4%
EBITDAaL				1,430	7.1%	8.1%
EBITDAaL / Revenues				25.8%	0.9 pt	0.9 pt
Operating Income				371	53.7%	43.0%
eCAPEX				754	(10.7)%	(9.7)%
eCAPEX / Revenues				13.6%	(2.1 pt)	(2.1 pt)

Europe confirms the good momentum of recent quarters with accelerated growth in retail services fueling EBITDAaL growth.

Europe revenues grew 2.7% in the second quarter (+74 million euros), led by retail services which rose 4.2% (+78 million euros, after rising 3.6% in 1Q 2023 and 1.3% in 2Q 2022). This was due to good performances in Convergence and Mobile which benefited from price increases introduced in all regions in 2022, and to B2B (+8.3%).

Equipment sales were also up strongly year on year rising 11.1% while the 6.7% decline in wholesale services was tied to regulatory reductions in call termination rates and international traffic, which has little impact on margins.

In addition to the good performance of Spain (+2.1%), growth in Other European countries (+3.1%) was driven by Poland (+5.5%) and Belgium & Luxembourg (+3.0%).

The solid performance of retail services along with measures taken to counter inflationary pressures led to an improvement in Europe’s EBITDAaL margin of +0.9 pts, thanks to the growth in EBITDAaL in all countries.

eCAPEX declined 10.7% (-90 million euros) in the first half.

Spain recorded revenue growth for the fourth consecutive quarter. Revenues were up 2.1% in the second quarter of 2023, thanks to growth in retail services (+1.9%) and equipment sales (+18.5%). This was despite a decline in wholesale services revenues caused by the regulatory reduction in call termination rates.

In a highly competitive market, Orange Spain continued to drive value through higher value-added offers, combined with a rigorous marketing policy and growth in B2B activities. This was reflected again in the quarter with a 4.9% improvement in convergent ARPO (after +3.5% in the first quarter of 2023 and +2.0% in the fourth quarter of 2022), while the level of churn continued to decline. The FTTH customer base grew by 6,000, while that of mobile accesses (excluding M2M) rose by 51,000.

EBITDAaL returned to growth (11%) as a result of commercial momentum and cost optimization, confirming the turnaround expected this year.

Africa & Middle East

In millions of euros	2Q 2023	change comparable basis	change historical basis	6M 2023	change comparable basis	change historical basis
Revenues	1,773	12.0%	3.5%	3,472	10.5%	2.7%
Retail services (B2C+B2B)	1,574	11.2%	3.5%	3,083	10.3%	3.3%
Mobile-only	1,355	10.9%	3.2%	2,652	9.9%	2.8%
Fixed-only	208	13.7%	6.3%	411	13.4%	6.9%
IT & Integration services	11	2.0%	(4.5)%	21	5.9%	(1.6)%
Wholesale	166	20.5%	4.9%	324	14.3%	0.1%
Equipment sales	20	(6.3)%	(16.1)%	43	(9.0)%	(21.2)%
Other revenues	12	44.7%	23.1%	21	38.5%	15.8%
EBITDAaL				1,260	12.0%	3.8%
EBITDAaL / Revenues				36.3%	0.5 pt	0.4 pt
Operating Income				742	6.9%	0.3%
eCAPEX				648	17.1%	6.4%
eCAPEX / Revenues				18.7%	1.0 pt	0.6 pt

Africa & Middle East again delivered an exceptional performance in the second quarter of 2023 with an improved EBITDAaL margin.

Africa & Middle East recorded a strong 12.0% rise in revenues (+189 million euros) in the second quarter, resulting in a 10.5% increase in the first half. All countries in the region grew with more than half achieving double-digit growth. The region continued to demonstrate its agility and resilience amid security tensions and currency devaluations in some countries.

This performance was based on the continued rapid development of retail services (+11.2%) due to double-digit growth in the four growth engines, namely mobile data (+16.7%), fixed broadband (+16.8%), Orange Money (+25.5%) and B2B across the board (+14.0%), with a positive effect on volume and value.

The mobile customer base reached 146.2 million, a year-on-year increase of 5.0%, with a 4.3% increase in average mobile ARPO.

EBITDAaL outpaced revenue growth in 1H, with seven of the 16 countries recording double-digit EBITDAaL growth. The EBITDAaL margin rose 0.5 pts, largely as a result of the turnaround at Orange Money.

eCAPEX increased 17.1% to keep pace with the strong growth.

Enterprise

In millions of euros	2Q 2023	change comparable basis	change historical basis	6M 2023	change comparable basis	change historical basis
Revenues	1,994	2.4%	2.6%	3,944	0.8%	1.4%
Fixed-only	813	(5.8)%	(5.7)%	1,641	(6.2)%	(5.6)%
Voice	230	(8.7)%	(8.5)%	464	(10.2)%	(9.7)%
Data	583	(4.6)%	(4.6)%	1,177	(4.5)%	(3.9)%
IT & Integration services	923	8.8%	9.2%	1,794	7.1%	7.9%
Mobile	258	9.4%	9.5%	509	4.4%	4.5%
Mobile-only	181	8.4%	8.4%	348	7.0%	7.0%
Wholesale	10	1.2%	1.2%	20	0.4%	0.4%
Equipment sales	67	13.9%	13.9%	140	(0.9)%	(0.9)%
EBITDAaL				311	(16.7)%	(14.7)%
EBITDAaL / Revenues				7.9%	(1.7 pt)	(1.5 pt)
Operating Income				118	(27.3)%	(22.4)%
eCAPEX				140	(1.7)%	(2.4)%
eCAPEX / Revenues				3.6%	(0.1 pt)	(0.1 pt)

Lower EBITDAaL in line with the recovery plan timetable.

Enterprise revenues climbed 2.4% (+47 million euros) to 1,994 million euros in the second quarter of 2023.

The 5.8% structural decline in Voice and Data fixed legacy activities (-50 million euros) was fully offset by the 8.8% increase in IT & Integration services (+75 million euros) and the solid performance of Mobile up 9.4% (+22 million euros).

In the first half, IT & Integration services accounted for 45.5% of revenues. The Digital & Data and Orange Cyberdefense activities produced growth of 8.7% and 11.4% respectively in the first half of 2023.

The deterioration in EBITDAaL in the first half (-16.7%) was in line with the ambition to slow down the decline in 2023 compared to 2022, when the decline was 18.8%. First-half EBITDAaL was in line with the expected trajectory given the recovery launched in the first half which will take time to materialize. For example, the voluntary departure plan envisaged, which could lead to the reduction of some 650 jobs in France, should only significantly improve EBITDAaL from 2024.

Totem

In millions of euros	2Q 2023	change comparable basis	change historical basis	6M 2023	change comparable basis	change historical basis
Revenues	168	0.7%	0.7%	342	4.3%	4.3%
Wholesale	168	0.7%	0.7%	342	4.3%	4.3%
Other revenues	-	-	-	-	-	-
EBITDAaL				183	1.6%	1.6%
EBITDAaL / Revenues				53.4%	(1.4 pt)	(1.4 pt)
Operating Income				127	6.0%	6.0%
eCAPEX				65	47.8%	47.8%
eCAPEX / Revenues				19.0%	5.6 pt	5.6 pt

Revenues for the Totem TowerCo[7] reached 168 million euros in the second quarter, an increase of 0.7% (+1 million euros). This resulted in 4.3% growth for the first half, driven by the 6.4% rise in external hosting revenues in that period.

The lease rate stood at 1.38 tenants per site, which was up compared with the previous year (1.35 in the first half of 2022 and 1.37 in 2022) and well on track to achieving the target of 1.5 by 2026.

In the first half, EBITDAaL continued growing gradually (+1.6%), while eCAPEX increased as a result of the construction of new sites for the Group.

Recently signed contracts had no material impact on the financial results of the first half with the effects materializing progressively.

International Carriers & Shared Services

In millions of euros	2Q 2023	change comparable basis	change historical basis	6M 2023	change comparable basis	change historical basis
Revenues	410	5.2%	4.9%	763	(1.0)%	(1.1)%
Wholesale	289	4.7%	4.5%	516	(4.0)%	(4.1)%
Other revenues	120	6.3%	5.8%	247	6.1%	5.7%
EBITDAaL				(86)	29.8%	32.9%
EBITDAaL / Revenues				(11.2)%	4.6 pt	5.3 pt
Operating Income				(329)	(67.4)%	(58.8)%
eCAPEX				97	3.0%	2.9%
eCAPEX / Revenues				12.7%	0.5 pt	0.5 pt

Wholesale services revenues were up 4.7% (+13 million euros) in the second quarter. The downward trend in voice traffic was offset by the development of services in higher value activities and the sale of rights to use the Arimao submarine cable linking Cuba to Martinique.

The 6.3% increase in other revenues (+7 million euros) was primarily due to Orange Marine’s submarine cable-laying activities.

The segment was able to significantly reduce its losses in the first half with an improvement in EBITDAaL to -86 million euros thanks to lower labor expenses in central functions and to the improvement of the profitability of the operator services business.

Mobile Financial Services

In millions of euros	6M 2023	change comparable basis	change historical basis
Net Banking Income (NBI)	75	33.5%	33.5%
Cost of bank credit risk	(32)	48.6%	48.6%
Operating Income	(73)	8.3%	8.3%
eCAPEX	20	47.9%	47.9%

Good commercial momentum; recognized quality of service and customer satisfaction in an unfavorable interest rate environment

Mobile Financial Services had 3.2 million customers at 30 June 2023, including 2.0 million in Europe (Orange Bank) and 1.2 million in Africa (Orange Bank Africa), a year-on-year increase of 0.5 million customers.

In France, Orange Bank continued to improve its user experience, ranking number one among online banks for customer satisfaction by the Trustpilot review platform and by Google Customer Reviews.

Net banking income (NBI) for the first half was up 33.5%. Also in the first half, new accounts opened at Orange Bank (Europe) rose 4% and loans disbursed (excluding mortgages) increased 14.3%.

Operating income was higher than in first half 2022.

Calendar of upcoming events

24 October 2023 - Publication of Third-Quarter 2023 Financial Results

Contacts

press: Sylvain Bruno sylvain.bruno@orange.com Tom Wright tom.wright@orange.com Caroline Cellier caroline.cellier@orange.com financial communication:
(analysts and investors)

Patrice Lambert-de Diesbach
p.lambert@orange.com

Aurélia Roussel
aurelia.roussel@orange.com

Hong Hai Vuong
honghai.vuong@orange.com

Louis Celier
louis.celier@orange.com

Disclaimer

This press release contains forward-looking statements about Orange’s financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on 29 March 2023 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on 30 March 2023 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: financial key indicators

Quarterly data

In millions of euros	2Q 2023	2Q 2022 comparable basis	2Q 2022 historical basis	variation comparable basis	change historical basis
Revenues	10,926	10,649	10,715	2.6%	2.0%
France	4,384	4,441	4,440	(1.3)%	(1.3)%
Europe	2,808	2,734	2,677	2.7%	4.9%
Africa & Middle-East	1,773	1,583	1,713	12.0%	3.5%
Enterprise	1,994	1,947	1,943	2.4%	2.6%
Totem	168	167	167	0.7%	0.7%
International Carriers & Shared Services	410	389	390	5.2%	4.9%
Intra-Group eliminations	(609)	(612)	(616)
EBITDAaL (1)	3,305	3,272	3,314	1.0%	(0.2)%
o/w Telecom activities	3,332	3,302	3,343	0.9%	(0.3)%
As % of revenues	30.5%	31.0%	31.2%	(0.5 pt)	(0.7 pt)
o/w Mobile Financial Services	(27)	(30)	(30)	9.4%	9.4%
eCAPEX	1,661	1,775	1,803	(6.4)%	(7.9)%
o/w Telecom activities	1,649	1,767	1,795	(6.7)%	(8.1)%
as % of revenues	15.1%	16.6%	16.8%	(1.5 pt)	(1.7 pt)
o/w Mobile Financial Services	12	8	8	50.5%	50.5%
EBITDAaL - eCAPEX	1,644	1,498	1,511	9.8%	8.9%
(1) EBITDAaL presentation adjustments are described in Appendix 2.

Data at 30 June

In millions of euros	6M 2023	6M 2022 comparable basis	6M 2022 historical basis	variation comparable basis	change historical basis
Revenues	21,545	21,133	21,297	2.0%	1.2%
France	8,691	8,826	8,827	(1.5)%	(1.5)%
Europe	5,546	5,371	5,325	3.3%	4.1%
Africa & Middle East	3,472	3,141	3,381	10.5%	2.7%
Enterprise	3,944	3,911	3,888	0.8%	1.4%
Totem	342	328	328	4.3%	4.3%
International Carriers & Shared Services	763	771	772	(1.0)%	(1.1)%
Intra-Group eliminations	(1,214)	(1,215)	(1,224)
EBITDAaL (1)	5,895	5,849	5,934	0.8%	(0.6)%
o/w Telecom activities	5,957	5,904	5,989	0.9%	(0.5)%
As % of revenues	27.6%	27.9%	28.1%	(0.3 pt)	(0.5 pt)
France	2,859	3,014	3,035	(5.1)%	(5.8)%
Europe	1,430	1,335	1,323	7.1%	8.1%
Africa & Middle East	1,260	1,125	1,214	12.0%	3.8%
Enterprise	311	373	364	(16.7)%	(14.7)%
Totem	183	180	180	1.6%	1.6%
International Carriers & Shared Services	(86)	(122)	(128)	29.8%	32.9%
o/w Mobile Financial Services	(62)	(56)	(56)	(10.6)%	(10.6)%
Operating Income	2,142	2,412	2,420	(11.2)%	(11.5)%
o/w Telecom activities	2,215	2,491	2,499	(11.1)%	(11.4)%
o/w Mobile Financial Services	(73)	(80)	(80)	8.3%	8.3%
Consolidated net income	1,088		1,467	-	(25.8)%
Net income attributable to equity owners of the Group	877		1,218		(28.0)%
eCAPEX	3,154	3,344	3,413	(5.7)%	(7.6)%
o/w Telecom activities	3,133	3,330	3,399	(5.9)%	(7.8)%
as % of revenues	14.5%	15.8%	16.0%	(1.2 pt)	(1.4 pt)
o/w Mobile Financial Services	20	14	14	47.9%	47.9%
EBITDAaL - eCAPEX	2,741	2,505	2,521	9.5%	8.7%
Organic cash-flow (telecom activities)	1,477		1,445		2.2%
(1) EBITDAaL presentation adjustments are described in Appendix 2.

In millions of euros	June 30 2023	Au 31 Dec. 2022
Net financial debt (1)	27,274	25,298
Ratio of net financial debt / EBITDAaL from telecom activities (2)	2.09	1.93
(1) Net financial debt as defined and used by Orange does not include Mobile Financial Services activities, for which this concept is not relevant.

(2) The ratio of net financial debt to EBITDAaL from telecom activities is calculated based on the ratio of the Group’s net financial debt to EBITDAaL from telecom activities over the previous 12 months.

Appendix 2: adjusted data to income statement items

Quarterly data

	2Q 2023			2Q 2022 historical basis
In millions of euros	Adjusted data	Presentation adjustments	Income statement	Adjusted data	Presentation adjustments	Income statement
Revenues	10,926	-	10,926	10,715	-	10,715
External purchases	(4,675)	(16)	(4,691)	(4,543)	(4)	(4,547)
Other operating income	195	-	195	181	0	181
Other operating expense	(108)	(50)	(158)	(95)	(8)	(103)
Labor expenses	(2,230)	(238)	(2,468)	(2,166)	70	(2,096)
Operating taxes and levies	(326)	(1)	(327)	(340)	3	(338)
Gains (losses) on disposal of fixed assets, investments and activities	na	14	14	na	25	25
Restructuring costs	na	(25)	(25)	na	(16)	(16)
Depreciation and amortization of financed assets	(31)	-	(31)	(25)	-	(25)
Depreciation and amortization of right-of-use assets	(372)	(3)	(375)	(382)	-	(382)
Impairment of right-of-use assets	0	(28)	(28)	-	6	6
Interest expenses on liabilities related to financed assets	(4)	4	na	(0)	0	na
Interest expenses on lease liabilities	(70)	70	na	(32)	32	na
EBITDAaL	3,305	(274)	na	3,314	108	na
Significant litigation	(39)	39	na	1	(1)	na
Specific labor expenses	(238)	238	na	71	(71)	na
Fixed assets, investments and business portfolio review	14	(14)	na	25	(25)	na
Restructuring program costs	(60)	60	na	(11)	11	na
Acquisition and integration costs	(25)	25	na	(12)	12	na
Interest expenses on liabilities related to financed assets	na	(4)	(4)	na	(0)	(0)
Interest expenses on lease liabilities	na	(70)	(70)	na	(32)	(32)

Data at 30 June

	6M 2023			6M 2022 historical basis
In millions of euros	Adjusted data	Presentation adjustments	Income statement	Adjusted data	Presentation adjustments	Income statement
Revenues	21,545	-	21,545	21,297	-	21,297
External purchases	(9,331)	(16)	(9,347)	(9,039)	(11)	(9,050)
Other operating income	376	-	376	366	0	366
Other operating expense	(191)	41	(150)	(222)	(9)	(231)
Labor expenses	(4,359)	(265)	(4,624)	(4,361)	33	(4,329)
Operating taxes and levies	(1,221)	(2)	(1,223)	(1,235)	0	(1,235)
Gains (losses) on disposal of fixed assets, investments and activities	na	50	50	na	36	36
Restructuring costs	na	(35)	(35)	na	(47)	(47)
Depreciation and amortization of financed assets	(59)	-	(59)	(47)	-	(47)
Depreciation and amortization of right-of-use assets	(742)	(3)	(745)	(762)	-	(762)
Impairment of right-of-use assets	0	(28)	(28)	(1)	6	5
Interest expenses on liabilities related to financed assets	(6)	6	na	(1)	1	na
Interest expenses on lease liabilities	(116)	116	na	(61)	61	na
EBITDAaL	5,895	(137)	na	5,934	70	na
Significant litigation	57	(57)	na	(2)	2	na
Specific labor expenses	(265)	265	na	35	(35)	na
Fixed assets, investments and business portfolio review	50	(50)	na	36	(36)	na
Restructuring program costs	(70)	70	na	(41)	41	na
Acquisition and integration costs	(31)	31	na	(21)	21	na
Interest expenses on liabilities related to financed assets	na	(6)	(6)	na	(1)	(1)
Interest expenses on lease liabilities	na	(116)	(116)	na	(61)	(61)

Appendix 3: economic CAPEX to investments in property, plant and intangible investment

In millions of euros	2Q 2023	2Q 2022 historical basis	6M 2023	6M 2022 historical basis
eCAPEX	1,661	1,803	3,154	3,413
Elimination of proceeds from sales of property, plant and equipment and intangible assets	62	78	153	124
Telecommunication licenses	68	30	383	244
Financed assets	74	39	145	69
Investments in property, plant and equipment and intangible assets	1,865	1,950	3,834	3,850

Appendix 4: key performance indicators

In thousand, at the end of the period	June 30 2023	June 30 2022
Number of convergent customers	11,642	11,552
Number of mobile accesses (excluding MVNOs) (1)	246,175	235,746
o/w	Convergent customers mobile accesses	21,428	21,056
Mobile only accesses	224,748	214,690
o/w	Contract customers mobile accesses	97,434	90,138
Prepaid customers mobile accesses	148,741	145,607
Number of fixed accesses (2)	44,613	45,916
Fixed Retail accesses	30,527	31,072
Fixed Broadband accesses	24,475	24,002
o/w	Very high-speed broadband fixed accesses	15,076	13,224
Convergent customers fixed accesses	11,642	11,552
Fixed accesses only	12,833	12,450
Fixed Narrowband accesses	6,051	7,070
Fixed Wholesale accesses	14,087	14,845
Group total accesses (1+2)	290,789	281,662
As of June 30, 2023, data excluding accesses from the telecom operator VOO acquired in June 2023 by Orange Belgium and in the process of being integrated.

Key performance indicators by country are presented in the "Orange Investors Data Book Q2 2023" available on www.orange.com, under Finance/Results: www.orange.com/en/latest-consolidated-results

Appendix 5: glossary

Key figures

Data on a comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial aggregate as defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

EBITDAaL or "EBITDA after Leases": operating income (i) before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on debts related to financed assets and on lease liabilities, and (iii) adjusted for significant litigation, specific labor expenses, fixed assets, investments and businesses portfolio review, restructuring programs costs, acquisition and integration costs and, where appropriate, other specific elements. EBITDAaL is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly-named indicators in other companies.

eCAPEX or "economic CAPEX": (i) acquisitions of property, plant and equipment and intangible assets, excluding telecommunications licenses and financed assets, (ii) less the price of disposal of property, plant and equipment and intangible assets. eCAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by similarly-named indicators in other companies.

Organic Cash Flow (telecoms activities): for the perimeter of the telecoms activities, net cash provided by operating activities, minus (i) lease liabilities repayments and debts related to financed assets repayments, and (ii) purchases and sales of property, plant and equipment and intangible assets, net of the change in the fixed assets payables, (iii) excluding telecommunication licenses paid and significant litigations paid or received. Organic Cash Flow (telecoms activities) is not a financial aggregate defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

Retail services (B2C + B2B): aggregation of revenues from (i) Convergent services, (ii) Mobile-only services, (iii) Fixed-only services and (iv) IT & integration services (see definitions). Retail Services (B2C+B2B) revenues include all revenues of a given scope excluding revenues from wholesale services, equipment sales and other revenues (see definitions).

Performance indicators

Fixed retail accesses: number of fixed broadband accesses (xDSL (ADSL and VDSL), FTTx, cable, Fixed-4G (fLTE) and other broadband accesses (satellite, Wimax and others)) and fixed narrowband accesses (mainly PSTN) and payphones.

Fixed wholesale accesses: number of fixed broadband and narrowband wholesale accesses operated by Orange.

Convergence

Convergent services: customer base and revenues from B2C Convergent retail offers, excluding equipment sales (see definition) defined as an offer combining at least a broadband access (xDSL, FTTx, cable or Fixed-4G (fLTE) with cell-lock) and a mobile voice contract (excluding MVNOs).

Convergent ARPO: average quarterly revenues per convergent offer (ARPO) calculated by dividing revenues from retail Convergent services offers invoiced to B2C customers generated over the past three months (excluding IFRS 15 adjustments) by the weighted average number of retail Convergent offers over the same period. ARPO is expressed by monthly revenues per convergent offer.

Mobile-only services

Mobile-only services: revenues from mobile offers (mainly outgoing calls: voice, SMS and data) invoiced to retail customers, excluding convergent services and equipment sales (see definitions). The customer base includes customers with a contract excluding retail convergence, machine-to-machine contracts and prepaid cards.

Mobile-only ARPO: average quarterly revenues from Mobile-only (ARPO) calculated by dividing revenues from Mobile-only retail services (excluding machine-to-machine and IFRS 15 adjustments) generated over the past three months by the weighted average of Mobile-only customers (excluding machine-to-machine) over the same period. The ARPO is expressed as monthly revenues per Mobile-only customer.

Fixed-only services

Fixed-only services: revenues from fixed retail offers, excluding B2C convergent offers and equipment sales (see definitions). It includes (i) fixed narrowband services (conventional fixed telephony), (ii) fixed broadband services, and (iii) business solutions and networks (with the exception of France, for which essential business solutions and networks are supported by Enterprise). For the Enterprise segment, Fixed-only service revenues include sales of network equipment related to the operation of voice and data services. The customer base consists of fixed narrowband and fixed broadband customers, excluding retail convergence customers.

Fixed-only Broadband ARPO: average quarterly revenues from Fixed-only Broadband (ARPO) calculated by dividing the revenue from Fixed-only Broadband retail services (excluding IFRS 15 adjustments) generated over the past three months by the weighted average of Fixed-only Broadband customers over the same period. ARPO is expressed as monthly revenues per Fixed-only Broadband customer.

IT & Integration services

IT & Integration services: revenues from unified communication and collaboration services (Local Area Network and telephony, advising, integration and project management), hosting and infrastructure services (including Cloud Computing), applications services (customer relations management and other applications services), security services, video conferencing offers, machine-to-machine services (excluded connectivity) as well as sales of equipment related to the above products and services.

Wholesale

Wholesale: revenues from other carriers consists of (i) mobile services to other carriers including incoming traffic, visitor roaming, network sharing, national roaming and Mobile Virtual Network Operators (MVNOs), (ii) fixed services to other carriers including national networking, services to international carriers, high-speed and very high-speed broadband access (fibre access, unbundling of telephone lines and xDSL access sales) and the sale of telephone lines on the wholesale market, and (iii) equipment sales to other carriers.

Equipment sales

Equipment sales: revenues from all mobile and fixed equipment sales, excluding (i) equipment sales associated with the supply of IT & Integration services, (ii) sales of network equipment related to the operation of voice and data services in the Enterprise operating segment, (iii) equipment sales to other carriers, and (iv) equipment sales to dealers and brokers.

Other revenues

Other revenues: revenues including (i) equipment sales to brokers and dealers, (ii) portal, (iii) on-line advertising revenues, (iv) corporate transversal business line activities, and (v) other miscellaneous revenues.

[1] As VOO’s operating indicators are currently undergoing consolidation, customer base data for Orange Belgium, Europe and the Group are published without VOO accesses.

[2] Unless otherwise stated, percentage changes are on a year-on-year basis, calculated against the second quarter of 2022 and on a comparable basis.

[3] Services invoiced to customers (B2C and B2B). See definition in the attached glossary.

[4] Changes are presented on a comparable basis and exclude data from VOO SA.

[5] These targets are on a comparable basis and do not take into account mergers and acquisitions not yet finalized.

[6] Excluding prepaid

[7] European company within the Orange group that owns and manages the passive mobile infrastructure portfolio of telecommunication towers, initially in France and Spain. It has been presented as a separate business segment since 1 January 2022.

ORANGE

Date: July 26, 2023	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations